Fortuna Silver to present at The Silver Summit 10th Anniversary Conference in Spokane, Washington, 10/25-26

Vancouver, October 23, 2012-- Fortuna Silver Mines, Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce that it will be exhibiting and presenting at The Silver Summit 10th Anniversary Conference, which is being held October 25th and 26th, 2012, at the Davenport Hotel in Spokane, Washington, USA.

Carlos Baca, Investor Relations Manager, will be presenting on October 26th at 1:50 p.m.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE COMPANY

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Tel (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Tel (Toronto): +1.647.725.0813 / Tel (Vancouver):

      +1.604.484.4085

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: +1.212.213.2851

Mobile:  +1.646.382.3871

E-mail:  paganopr@aol.com